       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.

                SUBJECT TO COMPLETION. DATED SEPTEMBER 25, 2000.

         Prospectus Supplement to Prospectus dated September 25, 2000.

                                  $

                              USA EDUCATION, INC.

                  (formerly known as SLM Holding Corporation)

                              Senior Notes due

                                 -------------

    We will pay interest on the senior notes on             of each year. The
first payment will be made on       , 2001. We will issue the senior notes only
in denominations of $1,000 and integral multiples of $1,000. We do not intend to list the senior notes on any exchange.

                               -----------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

                                                              Per Senior Note     Total
                                                              ---------------     -----
Initial public offering price...............................    $               $
Underwriting discount.......................................    $               $
Proceeds, before expenses, to us............................    $               $

    The initial public offering price shown above does not include accrued
interest, if any. Interest on the senior notes will accrue from       , 2000 and
must be paid by the purchaser if the senior notes are delivered after       ,
2000.

                               -----------------

    The underwriters expect to deliver the senior notes in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on       , 2000.

GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY

          BANC ONE CAPITAL MARKETS, INC.

                     BANK OF AMERICA SECURITIES LLC

                                CREDIT SUISSE FIRST BOSTON

                                           FIRST UNION NATIONAL BANK

                               -----------------

                   Prospectus Supplement dated       , 2000.

    In this prospectus supplement, the words "we," "our," and "us" refer to USA Education, Inc., a Delaware corporation formerly known as SLM Holding Corporation, unless otherwise stated or unless the context otherwise requires.

    OBLIGATIONS OF USA EDUCATION, INC. AND ANY SUBSIDIARY OF USA
EDUCATION, INC. ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES, AND NEITHER USA EDUCATION, INC. NOR ANY SUBSIDIARY OF USA
EDUCATION, INC. IS A GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN THE STUDENT LOAN MARKETING ASSOCIATION) OR AN INSTRUMENTALITY OF THE UNITED STATES.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file periodic reports, proxy statements and other information with the SEC. You may inspect and copy these reports and other information at the SEC's public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549), Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (located at Seven World Trade Center, 13th Floor, New York, New York 10048). You can also obtain copies of these materials from the SEC's public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http://www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC. You can also inspect reports and other information we file at the office of the New York Stock Exchange, Inc. (located at 20 Broad Street, New York, New York 10005) or at our web site at http://www.salliemae.com.

    We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. This registration statement contains additional information about us and our securities. You can inspect the registration statement and exhibits without charge at the SEC's office in Washington, D.C. (located at 450 Fifth Street, N.W.), and you may obtain copies from the SEC at prescribed rates.

    The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

    - our annual report on Form 10-K for the fiscal year ended December 31, 1999, which we filed on March 29, 2000 (File Number 1-13251), including Amendment No. 1 as Filed on Form 10-K/A on June 14, 2000;

    - our quarterly report on Form 10-Q for the quarterly period ended March 31, 2000, which we filed on May 15, 2000 (File Number 1-13251);

    - our quarterly report on Form 10-Q for the quarterly period ended June 30, 2000, which we filed on August 14, 2000 (File Number 1-13251);

    - our current reports on Form 8-K, which we filed on January 6, 2000, June 19, 2000 and June 22, 2000; and

    - all documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before we sell all of the securities offered by this prospectus supplement.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                              Corporate Secretary

                              USA Education, Inc.

                             11600 Sallie Mae Drive

                                Reston, VA 20193

                                 (703) 810-3000

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the applicable document.

                               -----------------

    Interest paid on the senior notes has no exemption under federal law from federal, state or local taxation.

                                OFFERING SUMMARY

ISSUER.......................................  USA Education, Inc.

SECURITY OFFERED.............................  $      of either fixed rate or LIBOR-indexed
                                               floating rate senior notes.

CLOSING DATE.................................

MATURITY.....................................

INTEREST RATE................................  A fixed rate or   -month LIBOR plus    %.

                                               Interest will accrue from the date of
                                               original issuance, which is expected to be
                                                     , 2000.

INTEREST PAYMENT DATES.......................  on             of each year, starting       ,
                                               2001, and at maturity.

RANKING......................................  The senior notes will be senior unsecured obligations of USA Education, Inc. and will
                                               rank equally in right of payment with any
                                               other senior unsecured and unsubordinated
                                               indebtedness that we may issue. The senior
                                               notes will rank senior to any subordinated
                                               indebtedness that we may issue.

SINKING FUND.................................  None. Principal will be due only at maturity.

CONVERSION RIGHTS............................  None.

USE OF PROCEEDS..............................  For general corporate purposes.

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PAYING
  AGENT......................................  The Chase Manhattan Bank

RATING.......................................

CUSIP NUMBER.................................

                        SUMMARY SELECTED FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
              (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2000
                             AND 1999 IS UNAUDITED)

                                       SIX MONTHS
                                          ENDED                              YEARS ENDED
                                        JUNE 30,                             DECEMBER 31,
                                   -------------------   ----------------------------------------------------
                                     2000       1999       1999       1998       1997       1996       1995
                                   --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Net interest income..............  $   323    $   331    $   694    $   651    $   781    $   894    $   908
Net income.......................      274        237        501        501        508        409        356
Basic earnings per share.........     1.71       1.46       3.11       2.99       2.80       2.10       1.51
Diluted earnings per share.......     1.66       1.44       3.06       2.95       2.78       2.09       1.51
Dividends per share..............      .32        .30        .61        .57        .52        .47        .43
Return on stockholders' equity...       73%        75%        78%        81%        65%        50%        29%
Net interest margin..............     1.62       1.89       1.85       1.93       1.80       1.96       1.85
Return on assets.................     1.30       1.30       1.28       1.41       1.12        .86        .69
Dividend payout ratio............       19         21         20         19         19         22         29
Average equity/average assets....     2.04       1.65       1.59       1.65       1.64       1.66       2.28

BALANCE SHEET DATA:
Student loans....................  $31,437    $31,820    $33,809    $28,283    $29,443    $33,696    $34,285
Total assets.....................   39,550     39,859     44,025     37,210     39,832     47,572     49,951
Total borrowings.................   37,263     37,959     41,988     35,399     37,717     45,124     47,530
Stockholders' equity.............      938        659        841        654        675        834        867
Book value per share.............     4.98       4.10       4.29       3.98       3.89       4.44       4.29

OTHER DATA:
Securitized student loans
  outstanding....................  $24,512    $17,696    $19,467    $18,059    $14,262    $ 6,329    $   954
Total managed assets.............   64,062     57,555     63,492     55,269     54,094     53,901     50,905
Percentage of student loans
  insured by government..........       92         95         94         94         95         97         98

                              USA EDUCATION, INC.

    We are the largest non-governmental source of financing and servicing support for higher education loans for students and their parents in the United States. We provide a wide range of financial services, processing capabilities and information technology to meet the needs of educational institutions, lenders, students and guarantee agencies. We are organized as a holding company, and we presently conduct a majority of our business through three wholly owned subsidiaries: Student Loan Marketing Association, a government-sponsored enterprise which we refer to as the GSE, Sallie Mae Servicing Corporation and USA Servicing Corporation.

    USA Education, Inc., formerly known as SLM Holding Corporation, was formed in 1997 in connection with the reorganization of the GSE under the Student Loan Marketing Association Reorganization Act of 1996. This act requires the GSE to transfer its business to us and dissolve on or before September 30, 2008.

    As described below in "Recent Developments," on July 31, 2000 we acquired substantially all of the business of USA Group, Inc. The business description and financial information that follows does not reflect the effect of this transaction.

STUDENT LOAN PURCHASES

    The GSE was chartered by an act of Congress in 1972 to enhance access to education by providing a national secondary market and financing for guaranteed student loans. As of June 30, 2000, our managed portfolio of student loans totaled $55.9 billion, which amount includes loans we own and loans we have securitized. We also had commitments to purchase $16.4 billion of student loans as of June 30, 2000.

    Most of the loans we purchase are originated under the Federal Family Education Loan Program, referred to as FFELP. These loans, subsidized and unsubsidized Stafford loans and PLUS loans made to parents of dependent students, are insured by state-related or non-profit guarantee agencies and are reinsured by the Department of Education. Stafford and PLUS loans disbursed prior to October 1, 1993 are 100% insured and loans disbursed on and after October 1, 1993 are 98% insured. Neither the Student Loan Marketing Association Reorganization Act of 1996 nor the dissolution of the GSE will affect the insurance coverage on these loans. We also purchase loans originated under the Health Education Assistance Loan program that are insured directly by the U.S. Department of Health and Human Services.

    We purchase loans primarily through commitment contracts, but we also make open market portfolio purchases. In conjunction with the commitment contracts, we frequently provide selling institutions with operational support in the form of an automated loan administration system for the lender's use at its offices before loan sale (PortSS-Registered Trademark-), or in the form of loan origination and interim servicing provided through one of our loan servicing centers (ExportSS-Registered Trademark-).

LOAN ORIGINATION

    We are primarily a secondary market purchaser and servicer of student loans, although we began to originate loans in 1998. We serve a diverse range of clients, including approximately 5,000 financial and educational institutions and state agencies.

    In 1998, we began to originate FFELP loans through our wholly owned subsidiary, SLM Education Loan Corporation. With the acquisition of Nellie Mae Corporation in the third quarter of 1999, our origination activity has increased substantially. As of June 30, 2000, we have originated approximately
$400 million of FFELP loans since the inception of our origination initiative through these entities. In addition, SLM Financial Corporation, our consumer loan subsidiary, originates education-related and other credit-based loans.

    Laureate-Registered Trademark-, our Internet-based student loan delivery system, is designed to provide real-time data linkage among schools, borrowers, lenders and guarantors. With Laureate-Registered Trademark-, a school loan process that previously required multiple sessions over several days may now be completed in one on-line session. As of June 30, 2000, Laureate processed student loans on 155 campuses, representing approximately $546 million of volume.

    We also offer consolidation loans, a private credit line of products for post-secondary, career training, lifelong learning and K-12 education as well as other credit-based consumer loans.

SERVICING

    Through our four regional loan servicing centers, we process student loans for approximately 4.5 million borrowers. As of June 30, 2000, we serviced through Sallie Mae Servicing Corporation approximately $51.6 billion of loans, including approximately $23.2 billion owned by the GSE, $24.5 billion owned by 17 securitization trusts sponsored by the GSE, $2.6 billion owned by ExportSS customers, and $1.3 billion owned by other third party servicing clients.

LOAN PROGRAMS AND SERVICES

    To create customer preferences and compete more effectively in the student loan marketplace, we have developed a comprehensive set of loan programs and services for borrowers, including numerous loan restructuring and repayment options and programs that encourage and reward good repayment habits. Our Great Rewards-Registered Trademark- Program provides a 2 percentage point interest rate reduction to Stafford loan borrowers who make the first 48 scheduled monthly payments on time. The Direct Repay-SM- Plan reduces the interest rate by
 .25 of a percentage point for borrowers who pay electronically.

OPERATING FUNDS

    We obtain funds for our operations primarily through the issuance of debt by the GSE. Since 1995 we have diversified our funding sources, independent of the GSE's borrower status, by securitizing a portion of our student loan assets. Securitization is an off-balance sheet funding mechanism that we effect through the sale of portfolios of student loans by the GSE to SLM Funding Corporation, a bankruptcy-remote, limited purpose, wholly owned subsidiary of the GSE, which in turn sells the student loans to independent trusts that issue securities to fund the purchase of the student loans. These securities are secured primarily by the student loans and other trust assets and are not an obligation of the GSE or United States. Since 1995, we have securitized $33 billion of student loans. In addition, we obtain funds through our commercial paper program. We also issued $165 million of preferred stock in the fourth quarter of 1999.

COMPETITION

    Our principal competitors include the Federal Direct Student Loan Program, whose originations represented about one-third of total student loan originations in the 1998-99 academic year, as well as large commercial banks and secondary market agencies.

PRINCIPAL EXECUTIVE OFFICES

    Our principal executive offices are located at 11600 Sallie Mae Drive, Reston, VA 20193, and our telephone number is (703) 810-3000.

                              RECENT DEVELOPMENTS

    On July 7, 2000, we completed the acquisition of Student Loan Funding Resources, Inc. from the Thomas J. Conlan Education Foundation for $117 million in cash. As of September 30, 1999 Student Loan Funding Resources, Inc. was the eighth largest holder of federal student loans in the nation, with a $3 billion portfolio.

    On July 31, 2000, under a purchase agreement with USA Group, Inc., USA Group Loan Services, Inc. and USA Group Guarantee Services, Inc., we purchased substantially all of the business of USA Group, including its guarantee servicing, student loan servicing and secondary market operations. The purchase did not include USA Group's guarantor business conducted through United Student Aid Funds, Inc. At the closing, we paid the sellers $770 million consisting of $400 million in cash and 9,034,505 shares of our common stock.

    As part of the transaction, we changed our name from SLM Holding Corporation to USA Education, Inc. Our common stock continues to trade on the New York Stock Exchange under the symbol "SLM" and we continue to conduct most of our business under the name "Sallie Mae."

    On August 11, 2000, President Clinton announced three proposals concerning student loans:

    - The first proposal would forgive up to $5,000 in both FFELP loans and Federal Direct Student Loans for teachers who teach in needy schools for five consecutive years. At least one of the years in the classroom must have begun after September 1998. The program would take effect July 1, 2001.

    - The second proposal would grant students and parents who hold Federal Direct Student Loans an immediate rebate on their interest equal to 1.5% of the loan. To retain this benefit, students or parents must make the first 12 payments on time.

    - The third proposal would reduce the interest rate by .80% on Federal Direct Consolidation Loans for borrowers who consolidate their loans in the direct student loan program. To retain this benefit, students must also make the first 12 payments on time. The availability of the reduced borrower interest rates on Federal Direct Consolidation Loans may increase the likelihood that a FFELP loan managed by us will be prepaid from the proceeds of such loans.

    While we intend to monitor the impact of these proposals on our results of operations, at this time, based upon experience with like proposals, the financial impact to us resulting from these proposals is not expected to be materially adverse.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    Set forth below is Management's Discussion and Analysis of Financial Condition and Results of Operations of USA Education, Inc. for the three and six months ended June 30, 2000 and 1999. This section should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 1997-1999 presented in our Annual Report on Form 10-K for the year ended December 31, 1999. All dollar amounts are in millions, except per share amounts or as otherwise noted.

EARNINGS SUMMARY

    For the three months ended June 30, 2000, our "core cash basis" net income was $116 million ($.70 diluted earnings per share), versus "core cash basis" net income of $96 million ($.58 diluted earnings per share) in the second quarter of 1999. For the six months ended June 30, 2000, our "core cash basis" net income was $224 million ($1.34 diluted earnings per share) versus $188 million ($1.14 diluted earnings per share) for the six months ended June 30, 1999. "Core cash basis" results measure only our recurring earnings. Accordingly, securitization transactions are treated as financings, not sales, and thereby gains on such sales are eliminated. In addition, the effect of floor revenue and certain one-time gains on sales of investment securities and student loans are also excluded from net income calculated in accordance with generally accepted accounting principles (GAAP). See "Pro-forma Statements of Income" for a detailed discussion of "core cash basis" net income.

    The increase in "core cash basis" net income in the second quarter of 2000 versus the second quarter of 1999 is mainly due to the $6.6 billion increase in the average balance of our managed portfolio of student loans partially offset by higher funding costs. For the six months ended June 30, 2000, the increase in "core cash basis" net income versus the year-ago period is mainly due to the $6.7 billion increase in the average balance of our managed portfolio of student loans, partially offset by higher funding costs.

    For the three months ended June 30, 2000, our GAAP net income was $120 million ($.73 diluted earnings per share), versus GAAP net income of $124 million ($.76 diluted earnings per share) in the second quarter of 1999. The decrease in GAAP net income in the second quarter of 2000 versus the year-ago quarter is mainly due to a decrease in after-tax floor revenue of $16 million, lower after-tax servicing and securitization revenue of $8 million, and higher funding costs, partially offset by an increase in after-tax securitization gains of $12 million. For the six months ended
June 30, 2000, our GAAP net income was $274 million ($1.66 diluted earnings per share), versus GAAP net income of $237 million ($1.44 diluted earnings per share) for the six months ended June 30, 1999. The increase in year-to-date 2000 GAAP net income versus year-to-date 1999 GAAP net income is due to a $1.9 billion increase in the average balance of our on-balance sheet portfolio of student loans, an increase of $39 million in after-tax securitization gains, and an increase of $28 million in after-tax gains on sales of investment securities. The increase in GAAP net income for the first six months of 2000 versus the year-ago period is partially offset by a decrease in after-tax floor revenue of $28 million, lower after-tax servicing and securitization revenue of $23 million, and higher funding costs.

    For the six months ended June 30, 2000, we repurchased 2.6 million shares of our common stock through our share repurchase program, leaving us with 155 million outstanding shares at June 30, 2000.

NET INTEREST INCOME

    Net interest income is derived largely from our portfolio of student loans that remain on-balance sheet. Additional information regarding the return on our student loan portfolio is set forth under "Student Loans--Student Loan Spread Analysis."

    Taxable equivalent net interest income for the three months ended June 30, 2000 versus the three months ended June 30, 1999 decreased by $11 million, while the net interest margin decreased by .27 percent. The $19 million decrease in taxable equivalent net interest income attributable to the change in rates for the three months ended June 30, 2000 versus the three months ended June 30, 1999 was principally due to the decrease in floor revenue and the student loan spread discussed in more detail below. The decrease in taxable equivalent net interest income was partially offset by the $5.1 billion increase in the average balance of investments over the year-ago quarter.

    Taxable equivalent net interest income for the six months ended June 30, 2000 versus the six months ended June 30, 1999 decreased by $5 million while the net interest margin decreased by .27 percent. The $42 million decrease in taxable equivalent net interest income attributable to the change in rates for the six months ended June 30, 2000 versus the six months ended June 30, 1999 was principally due to the decrease in floor revenue and the student loan spread discussed in more detail below, partially offset by the $4.4 billion increase in the average balance of investments over the year-ago period.

TAXABLE EQUIVALENT NET INTEREST INCOME

    The amounts in the following table are adjusted for the impact of certain tax-exempt and tax-advantaged investments based on the marginal corporate tax rate of 35 percent.

                                        THREE MONTHS                                    SIX MONTHS
                                            ENDED               INCREASE                   ENDED               INCREASE
                                          JUNE 30,             (DECREASE)                JUNE 30,             (DECREASE)
                                     -------------------   -------------------      -------------------   -------------------
                                       2000       1999        $          %            2000       1999        $          %
                                     --------   --------   --------   --------      --------   --------   --------   --------
Interest income
  Student loans....................    $634       $571       $ 63         11%        $1,302     $1,092      $210         19%
  Warehousing advances.............      11         18         (7)       (39)            28         40       (12)       (31)
  Academic facilities financings...      19         19         --         --             36         38        (2)        (5)
  Investments......................     143         50         93        185            261        103       158        153
  Taxable equivalent adjustment....       8          8         --         (1)            17         16         1         10
                                       ----       ----       ----       ----         ------     ------      ----       ----
Total taxable equivalent interest
  income...........................     815        666        149         22          1,644      1,289       355         28
Interest expense...................     645        485        160         33          1,303        943       360         38
                                       ----       ----       ----       ----         ------     ------      ----       ----
Taxable equivalent net interest
  income...........................    $170       $181       $(11)        (6)%       $  341     $  346      $ (5)        (2)%
                                       ====       ====       ====       ====         ======     ======      ====       ====

AVERAGE BALANCE SHEETS

    The following table reflects the rates earned on earning assets and paid on liabilities for the three and six months ended June 30, 2000 and 1999.

                                            THREE MONTHS ENDED JUNE 30,                  SIX MONTHS ENDED JUNE 30,
                                     -----------------------------------------   -----------------------------------------
                                            2000                  1999                  2000                  1999
                                     -------------------   -------------------   -------------------   -------------------
                                     BALANCE      RATE     BALANCE      RATE     BALANCE      RATE     BALANCE      RATE
                                     --------   --------   --------   --------   --------   --------   --------   --------
AVERAGE ASSETS
  Student loans....................  $31,272      8.16%    $31,868      7.18%    $32,519      8.05%    $30,662      7.18%
  Warehousing advances.............      653      6.87       1,328      5.56         829      6.75       1,446      5.61
  Academic facilities financings...    1,010      9.29       1,165      8.20       1,030      8.78       1,185      8.17
  Investments......................    8,453      6.94       3,383      6.31       7,898      6.85       3,546      6.19
                                     -------      ----     -------     -----     -------      ----     -------      ----
Total interest earning assets......   41,388      7.92%     37,744      7.08%     42,276      7.82%     36,839      7.06%
                                                  ====                 =====                  ====                  ====
Non-interest earning assets........    2,127                 1,894                 2,249                 2,003
                                     -------               -------               -------               -------
Total assets.......................  $43,515               $39,638               $44,525               $38,842
                                     =======               =======               =======               =======
AVERAGE LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Six month floating rate notes....  $ 4,393      6.35%    $ 4,832      5.16%    $ 4,654      6.33%    $ 4,466      5.20%
  Other short-term borrowings......   30,306      6.30      26,972      5.07      31,680      6.16      25,648      5.05
  Long-term notes..................    6,450      6.33       5,986      5.53       5,860      6.39       6,868      5.45
                                     -------      ----     -------     -----     -------      ----     -------      ----
Total interest bearing
  liabilities......................   41,149      6.31%     37,790      5.15%     42,194      6.21%     36,982      5.14%
                                                  ====                 =====                  ====                  ====
Non-interest bearing liabilities...    1,425                 1,206                 1,423                 1,220
Stockholders' equity...............      941                   642                   908                   640
                                     -------               -------               -------               -------
Total liabilities and stockholders'
  equity...........................  $43,515               $39,638               $44,525               $38,842
                                     =======               =======               =======               =======
Net interest margin................               1.65%                 1.92%                 1.62%                 1.89%
                                                  ====                 =====                  ====                  ====

RATE/VOLUME ANALYSIS

    The Rate/Volume Analysis below shows the relative contribution of changes in interest rates and asset volumes.

                                                                                INCREASE
                                                                               (DECREASE)
                                                               TAXABLE       ATTRIBUTABLE TO
                                                              EQUIVALENT        CHANGE IN
                                                               INCREASE    -------------------
                                                              (DECREASE)     RATE      VOLUME
                                                              ----------   --------   --------
THREE MONTHS ENDED JUNE 30, 2000 VS. THREE MONTHS ENDED
  JUNE 30, 1999
Taxable equivalent interest income..........................     $149        $ 89       $60
Interest expense............................................      160         108        52
                                                                 ----        ----       ---
Taxable equivalent net interest income......................     $(11)       $(19)      $ 8
                                                                 ====        ====       ===

                                                                                INCREASE
                                                                               (DECREASE)
                                                               TAXABLE       ATTRIBUTABLE TO
                                                              EQUIVALENT        CHANGE IN
                                                               INCREASE    -------------------
                                                              (DECREASE)     RATE      VOLUME
                                                              ----------   --------   --------
SIX MONTHS ENDED JUNE 30, 2000 VS. SIX MONTHS ENDED
  JUNE 30, 1999
Taxable equivalent interest income..........................     $355        $156       $199
Interest expense............................................      360         198        162
                                                                 ----        ----       ----
Taxable equivalent net interest income......................     $ (5)       $(42)      $ 37
                                                                 ====        ====       ====

STUDENT LOANS

STUDENT LOAN SPREAD ANALYSIS

    The following table analyzes the reported earnings from student loans, both loans reflected on-balance sheet and those off-balance sheet in securitization trusts. The line captioned "Adjusted student loan yields" reflects contractual student loan yields adjusted for the amortization of premiums paid to purchase loan portfolios and the estimated costs of borrower benefits as required by GAAP. For student loans off-balance sheet, we will continue to earn servicing fee revenues over the life of the securitized student loan portfolios. The off-balance sheet information presented in "Securitization Program--Servicing and Securitization Revenue" analyzes the on-going servicing revenue and residual interest earned on the securitized portfolios of student loans. For an analysis of our student loan spread for the entire portfolio of managed student loans on a similar basis to the on-balance sheet analysis see "`Core Cash Basis' Student Loan Spread and Net Interest Income."

                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------   -------------------
                                                          2000       1999       2000       1999
                                                        --------   --------   --------   --------
ON-BALANCE SHEET
Adjusted student loan yields..........................     8.56%      7.53%      8.44%      7.54%
Consolidated loan rebate fees.........................     (.27)      (.21)      (.26)      (.22)
Offset fees...........................................     (.13)      (.14)      (.13)      (.14)
                                                        -------    -------    -------    -------
Student loan income...................................     8.16       7.18       8.05       7.18
Cost of funds.........................................    (6.25)     (5.12)     (6.18)     (5.10)
                                                        -------    -------    -------    -------
Student loan spread...................................     1.91%      2.06%      1.87%      2.08%
                                                        =======    =======    =======    =======
OFF-BALANCE SHEET
Servicing and securitization revenue..................     1.14%      1.90%      1.18%      1.93%
                                                        =======    =======    =======    =======
AVERAGE BALANCES
Student loans.........................................  $31,272    $31,868    $32,519    $30,662
Securitized loans.....................................   24,248     17,080     22,288     17,431
                                                        -------    -------    -------    -------
Managed student loans.................................  $55,520    $48,948    $54,807    $48,093
                                                        =======    =======    =======    =======

    Our portfolio of student loans originated under the FFELP has a variety of unique interest rate characteristics. We generally earn interest at the greater of the borrower's rate or a floating rate determined by reference to the average of the weekly auctions of 91-day Treasury bills by the government, plus a fixed spread which is dependent upon when the loan was originated. If the floating rate exceeds the borrower rate, the Department of Education makes a payment directly to us based upon the special allowance payment (SAP) formula established under the Higher Education Act. If the floating rate is less than the rate the borrower is obligated to pay, we simply earn interest at the borrower rate. In all cases, the rate a borrower is obligated to pay sets a minimum rate for determining the yield we earn on a loan. The borrowers' interest rates are either fixed to term or are reset annually on July 1 of each year depending on when the loan was originated.

    We generally finance our student loan portfolio with floating rate debt tied to the average of the 91-day Treasury bill auctions, either directly or through the use of derivative financial instruments, intended to mimic the interest rate characteristics of the student loans. Such borrowings float over all interest rate ranges. As a result, in periods of declining interest rates, the portfolio of managed student loans may be earning at the borrower rate while our funding costs (exclusive of fluctuations in funding spreads) generally continue to decline along with Treasury bill rates. When this happens, the difference between the interest earned from the rate paid by the borrower and the interest that would have been earned under the SAP formula is referred to as "floor revenue." For loans where the borrower's interest rate is fixed to term, declining interest rates may benefit the spread earned on student loans for extended periods of time. For loans where the borrower's interest rate is reset annually, any benefit of a declining interest rate environment will enhance student loan spreads only through the next annual reset of the borrower's interest rates, which occurs on July 1 of each year.

    Due to the continued rise in Treasury bill rates since the second quarter of 1999, we earned floor revenue of $0.6 million in the second quarter of 2000 versus $25 million of such earnings in the year-ago quarter. The floor revenue earned in the second quarter of 2000 was attributable to student loans whose minimum borrower rates adjust annually on July 1, while in the second quarter of 1999, $15 million of the floor revenue earned was from student loans whose borrower rates are fixed to term, and $10 million was from student loans whose borrower rates reset annually. The reduction in floor revenue decreased the second quarter 2000 on-balance sheet student loan spread by 31 basis points versus the year-ago quarter. For the six months ended June 30, 2000, we earned floor revenue of $3 million, of which $2 million was attributable to student loans whose minimum borrower rates are fixed to term and $1 million was attributable to student loans whose minimum borrower rates adjust annually on July 1. For the six months ended June 30, 1999, we earned floor revenue of $46 million, of which $28 million was attributable to student loans whose minimum borrower rates are fixed to term and $18 million was attributable to student loans whose minimum borrower rates adjust annually on July 1. The reduction in floor revenue decreased the year-to-date 2000 on-balance sheet student loan spread by 28 basis points versus the year-ago period.

    Our match funding of our student loan portfolio on a managed basis affects servicing and securitization revenue in the opposite direction from its effect on the on-balance sheet student loan spread. Specifically, our on-balance sheet use of funding indexed to the July 1999 reset of the 52-week Treasury bill to fund off-balance sheet PLUS student loans decreased servicing and securitization revenue by $18 million for the six months ended June 30, 2000 versus the prior year due to the rise in Treasury bill rates, which increased off-balance sheet funding costs for debt indexed to the 91-day Treasury bill and funding PLUS loans. The opposite effect occurs on-balance sheet as we use the excess of off-balance sheet 91-day Treasury bill funding to fund on-balance sheet student loans indexed to the 91-day Treasury bill.

    The following table analyzes the ability of the FFELP student loans in our managed student loan portfolio to earn at the minimum borrower interest rate at June 30, 2000 and 1999, based on the last Treasury bill auctions of June 2000 and June 1999 for fixed rate loans (5.84 percent and 4.89 percent, respectively), and based on the last Treasury bill auctions of May 2000 and May 1999 for variable rate loans (5.89 percent and 4.62 percent, respectively).

                                                               JUNE 30, 2000                    JUNE 30, 1999
                                                       ------------------------------   ------------------------------
                                                        FIXED     VARIABLE    TOTAL      FIXED     VARIABLE    TOTAL
                                                       --------   --------   --------   --------   --------   --------
                                                                            (DOLLARS IN BILLIONS)
Student loans eligible to earn at the minimum
  borrower rate......................................   $13.3      $30.5      $43.8      $12.5      $27.9      $40.4
Less notional amount of floor interest contracts.....    (4.3)      (1.4)      (5.7)      (3.8)     (16.7)     (20.5)
                                                        -----      -----      -----      -----      -----      -----
Net student loans eligible to earn at the minimum
  borrower rate......................................   $ 9.0      $29.1      $38.1      $ 8.7      $11.2      $19.9
                                                        =====      =====      =====      =====      =====      =====
Net student loans earning at the minimum borrower
  rate...............................................   $ 2.0      $  --      $ 2.0      $ 5.7      $11.1      $16.8
                                                        =====      =====      =====      =====      =====      =====

STUDENT LOAN FLOOR REVENUE CONTRACTS

    Periodically we and third parties have entered into contracts to monetize the value of the minimum borrower interest rate feature of our portfolio of FFELP student loans. These contracts are referred to as "Floor Revenue Contracts" under which we receive an upfront payment and agree to pay the difference between: (i) the minimum borrower interest rate less the applicable Special Allowance Payment (SAP) rate referred to as the Strike Rate and
(ii) the average of the 91-day Treasury bill rates over the period of the contract. If the Strike Rate is less than the average of the Treasury bill rates, then no payment is required. These upfront payments are being amortized over the average life of the contracts. Floor Revenue Contracts sold on loans where the borrower rate is reset annually have historically been sold through the next reset date, a period of one year or less, while Floor Revenue Contracts sold on loans where the borrower rate is fixed to term have been sold for multi-year periods.

    For the three months ended June 30, 2000 and 1999, the amortization of the upfront payments received from the sale of Floor Revenue Contracts on our on-balance sheet student loans with fixed borrower rates was $4 million and $5 million, respectively, and for Floor Revenue Contracts with annually reset borrower rates was $0.6 million and $12 million, respectively. For the six months ended June 30, 2000 and 1999, the amortization of the upfront payments received from the sale of Floor Revenue Contracts on our on-balance sheet student loans with fixed borrower rates was $9 million and $11 million, respectively, and for Floor Revenue Contracts with annually reset borrower rates was $1 million and $20 million, respectively.

    At June 30, 2000, unamortized payments received from the sale of Floor Revenue Contracts totaled $15 million, all of which related to contracts on fixed rate loans. At June 30, 2000, we had $4.3 billion of outstanding fixed borrower rate Floor Revenue Contracts which had expiration dates through the year 2003, and $1.4 billion of annually reset borrower rate contracts which expired on July 1, 2000.

PROVISION FOR LOSSES

    The provision for losses for the three months ended June 30, 2000 and 1999 included $3 million for potential losses on the non-federally insured portfolio versus $7 million in the three months ended June 30, 1999, and $3 million and $6 million, respectively, for potential losses due to risk-sharing and other claims on FFELP loans. The provision for losses for the six months ended June 30, 2000 and 1999 included $6 million and $11 million, respectively, for potential losses on the non-federally insured portfolio and $21 and $10 million, respectively, for potential losses due to risk sharing and other claims on FFELP loans. Management believes that the provision for losses is adequate to cover anticipated losses. However, this evaluation is inherently subjective as it requires material estimates that may be susceptible to significant changes.

ON-BALANCE SHEET FUNDING COSTS

    Our borrowings are generally variable rate indexed principally to the 91-day Treasury bill rate. The following table summarizes the average balance of on-balance sheet debt (by index, after giving effect to the impact of interest rate swaps) for the three and six months ended June 30, 2000 and 1999.

                                  THREE MONTHS ENDED JUNE 30,                  SIX MONTHS ENDED JUNE 30,
                           -----------------------------------------   -----------------------------------------
                                  2000                  1999                  2000                  1999
                           -------------------   -------------------   -------------------   -------------------
                           AVERAGE    AVERAGE    AVERAGE    AVERAGE    AVERAGE    AVERAGE    AVERAGE    AVERAGE
                           BALANCE      RATE     BALANCE      RATE     BALANCE      RATE     BALANCE      RATE
                           --------   --------   --------   --------   --------   --------   --------   --------
Treasury bill,
  principally
  91-day.................  $32,597      6.35%    $28,466      5.18%    $33,118      6.25%    $28,496      5.14%
LIBOR....................    1,415      6.24       2,517      4.86       1,591      6.12       2,529      4.92
Discount notes...........    3,795      6.18       4,924      4.76       4,221      5.92       4,062      4.78
Fixed....................    1,409      5.98         868      6.03       1,416      5.98         871      6.07
Zero coupon..............      169     11.17         151     11.14         167     11.17         149     11.14
Commercial paper.........      963      6.65          --        --         955      6.45          --        --
Other....................      801      6.19         864      4.74         726      5.88         875      4.75
                           -------     -----     -------     -----     -------     -----     -------     -----
Total....................  $41,149      6.31%    $37,790      5.15%    $42,194      6.21%    $36,982      5.14%
                           =======     =====     =======     =====     =======     =====     =======     =====

    The following table details the spreads for our Treasury bill indexed borrowings and London Interbank Offered Rate (LIBOR) indexed borrowings:

                                                                     THREE
                                                                    MONTHS              SIX MONTHS
                                                                     ENDED                 ENDED
                                                                   JUNE 30,              JUNE 30,
                                                              -------------------   -------------------
INDEXED BORROWINGS                                              2000       1999       2000       1999
------------------                                            --------   --------   --------   --------
TREASURY BILL
Weighted average Treasury bill..............................    5.84%      4.71%      5.72%      4.70%
Borrowing spread............................................     .51        .47        .53        .44
                                                                ----       ----       ----       ----
Weighted average borrowing rate.............................    6.35%      5.18%      6.25%      5.14%
                                                                ====       ====       ====       ====
LIBOR
Weighted average LIBOR......................................    6.48%      5.08%      6.34%      5.16%
Borrowing spread............................................    (.24)      (.22)      (.22)      (.24)
                                                                ----       ----       ----       ----
Weighted average borrowing rate.............................    6.24%      4.86%      6.12%      4.92%
                                                                ====       ====       ====       ====

SECURITIZATION PROGRAM

    During the second quarter of 2000, we completed a securitization transaction to fund $2.5 billion of student loans to term. In the transaction a total of $2.5 billion of student loans were sold first to our special purpose finance subsidiary, and then by that subsidiary to a trust that issued asset-backed securities. For the six months ended June 30, 2000, we securitized a total of $6.5 billion of student loans in three separate transactions.

    During the second quarter of 1999, we re-entered the securitization market and securitized $1.0 billion of student loans, after not having completed a securitization transaction from August 1998 through the first quarter of 1999 due to adverse market conditions following the Russian bond default.

GAINS ON STUDENT LOAN SECURITIZATIONS

    For the three months ended June 30, 2000, we recorded a pre-tax securitization gain of $26 million, which was 1.03 percent of the portfolio securitized, versus a pre-tax securitization gain of $8 million, which was
0.79 percent of the portfolio securitized in the first quarter of 1999. The increase in the 2000 second quarter securitization gain as a percentage of the portfolio securitized versus the year-ago quarter is mainly due to lower financing spreads. For the six months ended June 30, 2000, we recorded pre-tax securitization gains of $68 million, which was 1.05 percent of the portfolios securitized. Gains on future securitizations will continue to vary depending on the size and the loan characteristics of the loan portfolios securitized and the funding costs prevailing in the securitization debt markets at the time of each transaction.

SERVICING AND SECURITIZATION REVENUE

    The following table summarizes the components of servicing and securitization revenue:

                                                                       THREE MONTHS                 SIX MONTHS
                                                                          ENDED                       ENDED
                                                                         JUNE 30,                    JUNE 30,
                                                                  ----------------------      ----------------------
                                                                    2000          1999          2000          1999
                                                                  --------      --------      --------      --------
Servicing revenue less amortization of servicing asset......        $54           $38           $ 99          $ 78
Securitization revenue......................................         15            43             32            89
                                                                    ---           ---           ----          ----
Total servicing and securitization revenue..................        $69           $81           $131          $167
                                                                    ===           ===           ====          ====

    In the three and six months ended June 30, 2000, servicing and securitization revenue was 1.14 percent and 1.18 percent, respectively, of average securitized loans versus 1.90 percent and 1.93 percent, respectively, in the corresponding year-ago periods. The decrease in servicing and securitization revenue as a percentage of the average balance of securitized student loans in the three and six months ended 2000 versus the corresponding year-ago periods is mainly due to the impact of the rise in Treasury bill rates since the second half of 1999, which decreased floor revenues from student loans in the trusts by $18 million and $38 million, respectively.

OTHER INCOME

    Other income, exclusive of gains on student loan securitizations and servicing and securitization revenue, totaled $31 million and $23 million for the three months ended June 30, 2000 and 1999, respectively, and $102 million and $44 million for the six months ended June 30, 2000 and 1999, respectively. Other income mainly includes late fees earned on student loans, gains and losses on sales of investment securities, revenue received from servicing third party portfolios of student loans and commitment fees for letters of credit. The increase in other income for the second quarter of 2000 versus the second quarter of 1999 is mainly due to an increase in third party servicing fees of $3 million, and an increase in late fees of $3 million. The increase in other income for the six months ended June 30, 2000 versus the six months ended
June 30, 1999 is mainly due to $43 million of gains on sales of investment securities, $6 million additional late fee revenue, and a $5 million increase in third party servicing fees.

OPERATING EXPENSES

    The following table summarizes the components of operating expenses:

                                                                       THREE MONTHS                 SIX MONTHS
                                                                          ENDED                       ENDED
                                                                         JUNE 30,                    JUNE 30,
                                                                  ----------------------      ----------------------
                                                                    2000          1999          2000          1999
                                                                  --------      --------      --------      --------
Servicing and acquisition expenses..........................        $59           $59           $119          $123
General and administrative expenses.........................         36            27             72            50
                                                                    ---           ---           ----          ----
Total operating expenses....................................        $95           $86           $191          $173
                                                                    ===           ===           ====          ====

    Operating expenses include costs to service our managed student loan portfolio, operational costs incurred in the process of acquiring student loan portfolios and general and administrative expenses. Operating expenses for the three months ended June 30, 2000 and 1999 were $95 million and $86 million, respectively. Total operating expenses as a percentage of average managed student loans were .69 percent and .71 percent for the three months ended
June 30, 2000 and 1999, respectively. For the six months ended June 30, 2000 and 1999, total operating expenses were $191 million and $173 million, respectively, or as a percentage of managed student loans .70 percent and .71 percent, respectively. The increase in operating expenses for the three and six months ended June 30, 2000 over the corresponding year-ago periods was mainly due to expenses related to Nellie Mae, which we acquired in the third quarter of 1999, and to expenses of new business initiatives, specifically SLM Financial Corporation, SLM Solutions and E-commerce initiatives.

STUDENT LOAN PURCHASES

                                                         THREE MONTHS ENDED             SIX MONTHS ENDED
                                                              JUNE 30,                      JUNE 30,
                                                       -----------------------       -----------------------
                                                         2000           1999           2000           1999
                                                       --------       --------       --------       --------
ExportSS, origination and servicing clients.....        $1,700         $2,528         $3,608         $4,736
Other commitment clients........................           528            289            811            605
Spot purchases..................................            56             34            210             61
Consolidations..................................           159            391            367            542
Other...........................................           265            249            563            507
                                                        ------         ------         ------         ------
Total...........................................        $2,708         $3,491         $5,559         $6,451
                                                        ======         ======         ======         ======

    For the three months ended June 30, 2000, we purchased $2.7 billion of student loans compared with $3.5 billion in the year-ago period. For the six months ended June 30, 2000, we purchased $5.6 billion of student loans compared with $6.5 billion in the year-ago period. In the fourth quarter of 1998, we restructured a joint venture with Chase Manhattan Bank, whereby we now purchase all student loans originated by it. The purchases in the first half of 1999 include $1.6 billion of student loans from the joint venture that were previously owned by Chase Manhattan Bank.

    In the second quarter of 2000, our controlled channels of loan originations totaled $0.7 billion versus $0.5 billion in the year-ago quarter. The pipeline of loans currently serviced and committed for purchase by us was $2.6 billion at June 30, 2000 versus $3.1 billion at June 30, 1999.

    The Department of Education offers existing FFELP borrowers the opportunity to refinance FFELP loans into the Federal Direct Student Loan Program, referred to as FDSLP, consolidation loans. During the three months ended June 30, 2000 and 1999, approximately $141 million and $287 million, respectively, of our managed student loans were accepted for refinancing into the FDSLP. During the six months ended June 30, 2000 and 1999, approximately $217 million and $599 million, respectively, of our managed student loans were accepted for refinancing into the FDSLP. The relatively high balance in the six months ended June 30, 1999 was the result of legislation passed in 1998 that allowed borrowers to submit applications by January 31, 1999 for consolidated student loans under the FDSLP at advantageous interest rates.

    The following table summarizes the activity in our managed portfolio of student loans for the three and six months ended June 30, 2000 and 1999.

                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------   -------------------
                                                          2000       1999       2000       1999
                                                        --------   --------   --------   --------
BEGINNING BALANCE.....................................  $54,736    $47,654    $53,276    $46,342
Purchases.............................................    2,708      3,491      5,559      6,451
Capitalized interest on securitized loans.............      133         78        271        167
Repayments, claims, other.............................   (1,268)    (1,316)    (2,572)    (2,616)
Loan sales............................................      (88)        --       (126)        --
Loans consolidated from USA Education, Inc............     (272)      (391)      (459)      (828)
                                                        -------    -------    -------    -------
Ending balance........................................  $55,949    $49,516    $55,949    $49,516
                                                        =======    =======    =======    =======

PRO-FORMA STATEMENTS OF INCOME

    Under GAAP, our securitization transactions have been treated as sales. At the time of sale, in accordance with Statement of Financial Accounting Standards No. 125 ("SFAS 125"), we record a gain equal to the present value of the estimated future net cash flows from the portfolio of loans sold. Interest earned on the interest residual and fees earned for servicing the loan portfolios are recognized over the life of the securitization transaction as servicing and securitization revenue. Under SFAS 125, income recognition is effectively accelerated through the recognition of a gain at the time of sale while the ultimate realization of such income remains dependent on the actual performance, over time, of the loans that were securitized.

    Management believes that in addition to results of operations as reported in accordance with GAAP, another important performance measure is pro-forma results of operations, calculated under the assumption that the securitization transactions are financings and that the securitized student loans were not sold. The pro-forma results of operations also exclude the effect of floor revenue and certain one-time gains on sales of investment securities and student loans. The following pro-forma statements of income present our results of operations under the assumption that the securitization transactions are financings and that the securitized student loans were not sold. As such, no gain on sale or subsequent servicing and securitization revenue is recognized. Instead, the earnings of the student loans in the trusts and related financing costs are reflected over the life of the underlying pool of loans. The effect of floor revenue and certain one-time gains on sales of investment securities and student loans are also excluded from net income. Management refers to these pro-forma results as "core cash basis" statements of income. Management monitors the periodic "core cash basis" earnings of our managed student loan portfolio and believes that they assist in a better understanding of our student loan business.

    The following table presents the "core cash basis" statements of income and reconciliations to GAAP net income as reflected in our consolidated statements of income.

                                                                 THREE MONTHS           SIX MONTHS
                                                                     ENDED                 ENDED
                                                                   JUNE 30,              JUNE 30,
                                                              -------------------   -------------------
                                                                2000       1999       2000       1999
                                                              --------   --------   --------   --------
"CORE CASH BASIS" STATEMENTS OF INCOME:
  Interest income:
    Insured student loans...................................   $1,131     $ 848     $ 2,208     $1,659
    Advances/Facilities/Investments.........................      175        88         328        183
                                                               ------     -----     -------     ------
Total interest income.......................................    1,306       936       2,536      1,842
Interest expense............................................   (1,050)     (713)     (2,036)    (1,405)
                                                               ------     -----     -------     ------
Net interest income.........................................      256       223         500        437
Less: provision for losses..................................       14        17          28         29
                                                               ------     -----     -------     ------
Net interest income after provision for losses..............      242       206         472        408
                                                               ------     -----     -------     ------
Other Income:
  Gains on student loan securitizations.....................       --        --          --         --
  Servicing and securitization revenue......................       --        --          --         --
  Gains on sales of securities..............................        1         1           1         --
  Other.....................................................       29        21          57         43
                                                               ------     -----     -------     ------
Total other income..........................................       30        22          58         43
Total operating expenses....................................       95        86         191        173
                                                               ------     -----     -------     ------
Income before taxes and minority interest in earnings of
  subsidiary................................................      177       142         339        278
Income taxes................................................       59        43         110         85
Minority interest in earnings of subsidiary.................        2         3           5          5
                                                               ------     -----     -------     ------
"Core cash basis" net income................................   $  116     $  96     $   224     $  188
Preferred dividends.........................................        3        --           6         --
                                                               ------     -----     -------     ------
"Core cash basis" net income attributable to common stock...   $  113     $  96     $   218     $  188
                                                               ======     =====     =======     ======
"Core cash basis" diluted earnings per share................   $  .70     $ .58     $  1.34     $ 1.14
                                                               ======     =====     =======     ======
RECONCILIATION OF GAAP NET INCOME TO "CORE CASH BASIS" NET
  INCOME:
GAAP net income.............................................   $  120     $ 124     $   274     $  237
                                                               ======     =====     =======     ======
"Cash basis" adjustments:
  Gains on student loan securitizations.....................      (26)       (8)        (68)        (8)
  Servicing and securitization revenue......................      (69)      (81)       (131)      (167)
  Net interest income.......................................       94        93         178        190
  Provision for losses......................................       (6)       (4)        (11)        (8)
                                                               ------     -----     -------     ------
Total "cash basis" adjustments..............................       (7)       --         (32)         7
Net tax effect (A)..........................................        3        --          11         (2)
                                                               ------     -----     -------     ------
"Cash basis" net income.....................................      116       124         253        242
                                                               ------     -----     -------     ------
"Core cash basis" adjustments:
  Floor revenue.............................................       --       (43)         (2)       (83)
  Gains/losses on sales of securities.......................       --        --         (43)        --
                                                               ------     -----     -------     ------
Total "core cash basis" adjustments.........................       --       (43)        (45)       (83)
Net tax effect (A)..........................................       --        15          16         29
                                                               ------     -----     -------     ------
"Core cash basis" net income................................   $  116     $  96     $   224     $  188
                                                               ======     =====     =======     ======

------------------------------

(A) Such tax effect is based upon the Company's marginal tax rate for the respective period.

"CORE CASH BASIS" STUDENT LOAN SPREAD AND NET INTEREST INCOME

    The following table analyzes the reported earnings from our portfolio of managed student loans, which includes those on-balance sheet and those off-balance sheet in securitization trusts.

The line captioned "Cash basis adjusted student loan yields" reflects contractual student loan yields adjusted for the amortization of premiums paid to purchase loan portfolios and the estimated costs of borrower benefits.

                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------   -------------------
                                                          2000       1999       2000       1999
                                                        --------   --------   --------   --------
"Cash basis" adjusted student loan yields.............     8.44%      7.54%      8.36%      7.55%
Consolidated loan rebate fees.........................     (.17)      (.15)      (.17)      (.15)
Offset fees...........................................     (.07)      (.09)      (.08)      (.09)
                                                        -------    -------    -------    -------
Student loan income...................................     8.20       7.30       8.11       7.31
Cost of funds.........................................    (6.43)     (5.18)     (6.33)     (5.17)
                                                        -------    -------    -------    -------
"Cash basis" student loan spread......................     1.77%      2.12%      1.78%      2.14%
                                                        =======    =======    =======    =======
"Core cash basis" student loan spread.................     1.76%      1.77%      1.77%      1.79%
                                                        =======    =======    =======    =======
AVERAGE BALANCES
Managed student loans.................................  $55,520    $48,948    $54,807    $48,093
                                                        =======    =======    =======    =======

    We earn interest at the greater of the borrower's rate or a floating rate determined in most cases by reference to the average of the weekly auctions of the 91-day Treasury bills by the government, plus a fixed spread, which is dependent upon when the loan was originated. In all cases, the rate the borrower pays sets a minimum rate for determining the yield we earn on the loan. We generally finance our student loan portfolio with floating rate debt tied to the average of the 91-day Treasury bill auctions, either directly or through the use of derivative financial instruments, to mimic the interest rate characteristics of the student loans. Such borrowings, however, generally do not have minimum rates. As a result, in periods of declining interest rates, the portfolio of managed student loans may be earning at the minimum borrower rate while our funding costs (exclusive of funding spreads) will generally decline along with Treasury bill rates. For loans in which the borrower's interest rate is fixed to term, declining interest rates may benefit the spread earned on student loans for extended periods of time. For loans in which the borrower's interest rate is reset annually, any benefit of a low interest rate environment will enhance student loan spreads only through the next annual reset of the borrowers interest rates, which occurs on July 1 of each year. Due to the continued rise in Treasury bill rates since the second quarter of 1999, we earned only
$0.6 million from student loans earning at the minimum borrower rate in the second quarter of 2000 versus $43 million of such earnings in the year-ago quarter. The negative impact of the rise in Treasury bill rates on student loans earning at the minimum borrower rate decreased the "cash basis" student loan spread by 35 basis points versus the year-ago quarter. These earnings have been excluded from student loan income to calculate the "core cash basis" student loan spread.

    For the three and six months ended June 30, 2000, the amortization of the upfront payments received from the sale of Floor Revenue Contracts with annually reset borrower rates was $0.6 million and $1 million, respectively, versus
$14 million and $23 million, respectively, for the three and six months ended June 30, 1999. At June 30, 2000, the unamortized balance of upfront payments received from the sale of fixed borrower rate Floor Revenue Contracts totaled $15 million. There was no unamortized balance of upfront payments received on annually reset borrower rate contracts.

    In the three months ended June 30, 2000, "core cash basis" net interest income was $256 million compared with $223 million in the year-ago period. In the six months ended June 30, 2000, "core cash basis" net interest income was $500 million compared with $437 million in the year-ago period. The increase in "core cash basis" net interest income earned in the three and six months ended June 30, 2000 versus the year-ago periods was due to the increase in the average balance of managed student loans, and the increase in student loans as a percentage of average earning assets.

FEDERAL AND STATE TAXES

    We maintain a portfolio of tax-advantaged assets principally to support education-related financing activities. That portfolio was primarily responsible for the decrease in the effective federal income tax rate from the statutory rate of 35 percent to 33 percent for the three and six months ended June 30, 2000 versus 32 percent for the three and six month ended June 30, 1999. The GSE is exempt from all state, local and District of Columbia income, franchise, sales and use, personal property and other taxes, except for real property taxes. However, this tax exemption applies only to the GSE and does not apply to USA Education, Inc. or its other operating subsidiaries that are subject to taxation at the state and local level. State taxes were immaterial in the three and six months ended June 30, 2000 and 1999, since the majority of our business activities were conducted in the GSE.

                                USE OF PROCEEDS

    We will use the net proceeds from the sale of the senior notes for general corporate purposes.

                                 CAPITALIZATION

    The following table sets forth our capitalization at June 30, 2000 and as adjusted to reflect the sale of the senior notes offered by this prospectus supplement. You should read this table along with our financial statements and accompanying notes incorporated by reference into this prospectus supplement and the accompanying prospectus. Amounts are in thousands, except per share amounts.

                                                                     JUNE 30, 2000
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(A)
                                                              -----------   --------------
                                                              (UNAUDITED)    (UNAUDITED)
Borrowed funds:
  Short-term borrowings.....................................  $30,981,289     $30,981,289
  Long-term borrowings......................................    6,281,722              --
                                                              -----------     -----------
  Total borrowed funds......................................   37,263,011              --
Stockholders' equity:
  Preferred stock, Series A, par value $.20 per share,
    20,000,000 shares authorized, 3,300,000 shares issued...      165,000         165,000
  Common stock, par value $.20 per share, 250,000,000 shares
    authorized, 186,266,879 shares issued...................       37,253          37,253
  Additional paid-in capital................................       52,742          52,742
  Unrealized gains on investment, net of tax................      295,378         295,378
  Retained earnings.........................................    1,680,283       1,680,283
                                                              -----------     -----------
  Stockholders' equity before treasury stock................    2,230,656       2,230,656
  Common stock held in treasury at cost, 31,063,031
    shares..................................................    1,292,645       1,292,645
                                                              -----------     -----------
Total stockholders' equity..................................      938,011         938,011
                                                              -----------     -----------
Total capitalization........................................  $38,201,022     $        --
                                                              ===========     ===========

------------------------

(a) Includes the capitalization of the estimated issuance costs of $      for
    the sale of the senior notes offered by this prospectus supplement.

                            SELECTED FINANCIAL DATA

    The following table sets forth selected financial and other operating information of USA Education, Inc. on a consolidated basis. The selected financial data in the table are derived from our consolidated financial statements. You should read this table in conjunction with the financial statements and accompanying notes incorporated by reference into this prospectus supplement and the accompanying prospectus. Amounts for the six month periods ended June 30, 2000 and 1999 are unaudited. Per share amounts refer to shares of common stock. Amounts in the following table are in millions, except per share amounts.

                                            SIX MONTHS ENDED                         YEARS ENDED
                                                JUNE 30,                             DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             2000       1999       1999       1998       1997       1996       1995
                                           --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Net interest income......................  $   323    $   331    $   694    $   651    $   781    $   894    $   908
Net income...............................      274        237        501        501        508        409        356
Basic earnings per share.................     1.71       1.46       3.11       2.99       2.80       2.10       1.51
Diluted earnings per share...............     1.66       1.44       3.06       2.95       2.78       2.09       1.51
Dividends per share......................      .32        .30        .61        .57        .52        .47        .43
Return on stockholders' equity...........       73%        75%        78%        81%        65%        50%        29%
Net interest margin......................     1.62       1.89       1.85       1.93       1.80       1.96       1.85
Return on assets.........................     1.30       1.30       1.28       1.41       1.12        .86        .69
Dividend payout ratio....................       19         21         20         19         19         22         29
Average equity/average assets............     2.04       1.65       1.59       1.65       1.64       1.66       2.28

BALANCE SHEET DATA:
Student loans............................  $31,437    $31,820    $33,809    $28,283    $29,443    $33,696    $34,285
Total assets.............................   39,550     39,859     44,025     37,210     39,832     47,572     49,951
Total borrowings.........................   37,263     37,959     41,988     35,399     37,717     45,124     47,530
Stockholders' equity.....................      938        659        841        654        675        834        867
Book value per share.....................     4.98       4.10       4.29       3.98       3.89       4.44       4.29

OTHER DATA:
Securitized student loans outstanding....  $24,512    $17,696    $19,467    $18,059    $14,262    $ 6,329    $   954
Total managed assets.....................   64,062     57,555     63,492     55,269     54,094     53,901     50,905
Percentage of student loans insured by
  government.............................       92         95         94         94         95         97         98

PRO FORMA RESULTS (1):
  "Core cash basis" net interest
    income...............................  $   500    $   437    $   926    $   892    $   937    $   939    $   899
  "Core Cash basis" net income...........      224        188        403        381        324        367        350
  "Core Cash basis" diluted earnings per
    share................................     1.34       1.14       2.46       2.24       1.77       1.88       1.48
  "Core Cash basis" net interest
    margin...............................     1.61%      1.68%      1.68%      1.76%      1.76%      1.89%      1.84%
  "Core Cash basis" return on assets.....      .69        .70        .71        .72        .59        .71        .68

--------------------------

(1) The pro-forma results present our results of operations under the assumption that the securitization transactions are financings and that the securitized student loans were not sold. As such, no gain on sale or subsequent servicing and securitization revenue is recognized. Instead, the earnings of the student loans in the trusts and related financing costs are reflected over the life of the underlying pool of loans. The effect of floor revenue and certain one-time gains on sales of investment securities and student loans are also excluded from net income. Management refers to these pro-forma results as "core cash basis" results. Management monitors the periodic "core cash basis" results of our managed student loan portfolio and believes that they assist in a better understanding of our student loan business.

                          DESCRIPTION OF SENIOR NOTES

    We have summarized provisions of the senior notes below. It is important for you to consider the information contained in this prospectus supplement and the accompanying prospectus before making your decision to invest in the senior notes. If any specific information regarding the senior notes in this prospectus supplement is inconsistent with the more general terms of the senior notes described in the prospectus, you should rely on the information contained in this prospectus supplement.

GENERAL

    The senior notes will be issued under an indenture dated as of , 2000, as supplemented by a supplemental indenture to be dated , 2000 for the senior notes, between us and The Chase Manhattan
Bank, as trustee.

    The senior notes will mature on          and will bear interest at a fixed
rate or at a floating rate indexed to    month LIBOR. Interest on the senior
notes will accrue from              , 2000. The accrual period for each payment
date will begin on a          interest payment date and end on the day before
the next          interest payment date. The first accrual period, however, will
begin on the closing date and end on           , 2001, the first
interest payment date. The senior notes provide that we will:

    - pay interest          on             of each year, starting       , 2001,
      and at maturity;

    - pay interest to the person in whose name a senior note is registered at
      the close of business on the       or       preceding the interest payment
      date;

    - for fixed rate senior notes, compute interest on the basis of a 360-day year consisting of twelve 30-day months; and

    - for LIBOR-indexed floating rate notes, compute interest on the basis of the actual number of days elapsed in the accrual period over a 360-day year; and

    - make payments in dollars by wire transfer for senior notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the senior note register.

We will issue the senior notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiples of $1,000. The senior notes will not be subject to any sinking fund.

DETERMINATION OF LIBOR

    For LIBOR-indexed senior notes,     -month LIBOR, for any accrual period, is
the London interbank offered rate for deposits in U.S. dollars having a maturity
of     months, commencing on the first day of the accrual period, which appears on Telerate Page 3750 as of 11:00 a.m. London time, on the related LIBOR Determination Date. If this rate does not appear on Telerate Page 3750, the rate for that day will be determined on the basis of the rates at which deposits in U.S. dollars, having the applicable maturity and in a principal amount of not less than than U.S. $1,000,000, are offered at approximately 11:00 a.m., London time, on that LIBOR Determination Date, to prime banks in the London interbank market by the Reference Banks. The indenture trustee will request the principal London office of each Reference Bank to provide a quotation of its rate. If the Reference Banks provide at least two quotations, the rate for that day will be the arithmetic mean of the quotations. If the Reference Banks provide fewer than two quotations, the rate for that day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the indenture trustee, at approximately 11:00 a.m. New York time, on that LIBOR Determination Date, for loans in U.S. dollars to leading European banks having the applicable maturity and in a principal amount of not less than U.S. $1,000,000. If the
banks selected as described above are not providing quotations,     -month LIBOR
in effect for the applicable accrual period will be     -month LIBOR as most
recently quoted on Telerate page 3750.

    For this purpose:

    - "LIBOR Determination Date" means, for each accrual period, the second business day before the beginning of that accrual period.

    - "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service or any other page that may replace that page on that service for the purpose of displaying comparable rates or prices.

    - "Reference Banks" means four major banks in the London interbank market selected by the indenture trustee.

    For purposes of calculating      -month LIBOR, a business day is any day on
which banks in New York City and the City of London are open for the transaction of international business.

RANKING

    The senior notes will be senior unsecured obligations of USA
Education, Inc. and will rank equally in right of payment with any other senior unsecured and unsubordinated indebtedness that we may issue. The senior notes will rank senior to any subordinated indebtedness that we may issue. Currently, we have no outstanding subordinated indebtedness. The indenture does not limit the amount of other senior indebtedness that we may issue.

NO CONVERSION RIGHTS

    No holders of the senior notes will have any right to convert their notes into or exchange their notes for any other class or series of our obligations or stocks.

                                  UNDERWRITING

    USA Education, Inc. and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of senior notes indicated in the following table.

                        Underwriters                          Amount of Notes
                        ------------                          ---------------
Goldman, Sachs & Co.........................................     $
Salomon Smith Barney Inc....................................
Banc One Capital Markets, Inc...............................
Bank of America Securities LLC..............................
Credit Suisse First Boston Corporation......................
First Union Securities, Inc.................................
  Total.....................................................     $

                               -----------------

    The senior notes sold by the underwriters to the public will initially be offered at the initial public offering price shown on the cover of this prospectus supplement. Any senior notes sold by the underwriters to securities
dealers may be sold at a discount of up to   % of the principal amount of the
senior notes. Any such securities dealers may resell any senior notes purchased from the underwriters to certain other brokers or dealers at a discount of up to
  % of the principal amount of the senior notes. If all the senior notes are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    The senior notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the senior notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the senior notes.

    In connection with the offering, the underwriters may purchase and sell senior notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of senior notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the senior notes while the offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased senior notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the senior notes. As a result, the price of the senior notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    We estimate that our share of the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $             .

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    In the ordinary course of their business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other transactions with us for which they have been, and may be, paid customary fees.

                                    EXPERTS

    The audited financial statements and schedules included in our annual report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference in this prospectus supplement have been audited for the fiscal years ended December 31, 1999, 1998 and 1997 by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of that firm as experts in accounting and auditing in giving said report.

                                 LEGAL MATTERS

    Marianne M. Keler, who is our Senior Vice President and General Counsel, will issue an opinion about the validity of the senior notes. On September 1, 2000, Ms. Keler was the beneficial owner of 27,192 shares of our common stock and options covering an additional 294,409 shares of our common stock. Cadwalader, Wickersham & Taft, Washington, D.C., will pass upon legal matters relating to the senior notes for the underwriters. Cadwalader, Wickersham & Taft has from time to time represented, and continues to represent, us and certain of the underwriters on other legal matters.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus and the information incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus supplement.

    You should understand that the following important factors could cause our results to differ materially from those expressed in forward-looking statements:

    - changes in the terms of student loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in these laws and regulations that may reduce the volume, average term, costs and yields on education loans under the FFELP or result in loans being originated or refinanced under non-FFELP programs or affect the terms upon which banks and others agree to sell FFELP loans to us;

    - changes in the demand for educational financing or in financing preferences of educational institutions, students and their families, which could reduce demand for our products and services or increase our costs; and

    - changes in the general interest rate environment and in the securitization markets for education loans, which could increase the costs or limit the availability of financings necessary to originate, purchase or carry education loans.

PROSPECTUS

                              USA EDUCATION, INC.
                  (FORMERLY KNOWN AS SLM HOLDING CORPORATION)

                                 $1,435,000,000
                                DEBT SECURITIES
                                PREFERRED STOCK
                                    WARRANTS

- This prospectus provides you with a general description of the securities we may offer. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

- We are registering shares of our common stock primarily to preserve our flexibility to deliver or sell shares of our common stock in connection with the settlement of privately negotiated equity forward purchase contracts. We also may issue common stock upon conversion, exercise or exchange of any debt securities, preferred stock or warrants.

- We are required to include the following legend:

              OBLIGATIONS OF USA EDUCATION, INC. AND ANY SUBSIDIARY OF USA EDUCATION, INC. ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES OF AMERICA, AND NEITHER USA EDUCATION, INC. NOR ANY SUBSIDIARY OF USA EDUCATION, INC. IS A GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN STUDENT LOAN MARKETING ASSOCIATION) OR AN INSTRUMENTALITY OF THE UNITED STATES OF AMERICA.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  This prospectus is dated September 25, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About this Prospectus.......................................      2
Where You Can Find More Information.........................      2
Forward-Looking Statements..................................      3
USA Education, Inc..........................................      4
Use of Proceeds.............................................      4
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................      4
Securities We May Offer.....................................      4
Additional Information......................................      5
Description of Debt Securities..............................      5
Description of Capital Stock................................     13
Description of Warrants.....................................     14
Plan of Distribution........................................     16
Legal Matters...............................................     17
Experts.....................................................     17

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell debt securities, preferred stock and warrants in one or more offerings up to a total dollar amount of $1,435,000,000. We may sell these securities either separately or in units. We may also issue common stock upon conversion, exchange or exercise of any of the securities mentioned above, and we may sell or deliver our common stock in connection with the settlement of privately negotiated equity forward or equity option transactions we have entered into or may enter into from time to time.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

    The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities we may offer under this prospectus. You can read that registration statement at the SEC's web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file periodic reports, proxy statements and other information with the SEC. You may inspect and copy these reports and other information at the SEC's public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549), Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (located at Seven World Trade Center, 13th Floor, New York, New York 10048). You can also obtain copies of these materials from the SEC's public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http:// www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC. You can also inspect reports and other information we file at the office of the New York Stock Exchange, Inc. (located at 20 Broad Street, New York, New York 10005), or at our web site at http://www.salliemae.com.

    We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. This registration statement contains additional information about us and our securities. You can inspect the registration statement and exhibits without charge at the SEC's office in Washington, D.C. (located at 450 Fifth Street, N.W.), and you may obtain copies from the SEC at prescribed rates.

    The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

    - our annual report on Form 10-K for the fiscal year ended December 31, 1999, which we filed on March 29, 2000 (File Number 1-13251), including Amendment No. 1 as filed on Form 10-K/A on June 14, 2000;

    - our quarterly report on Form 10-Q for the quarterly period ended March 31, 2000, which we filed on May 15, 2000 (File Number 1-13251);

    - our quarterly report on Form 10-Q for the quarterly period ended June 30, 2000, which we filed on August 14, 2000 (File Number 1-13251);

    - our current reports on Form 8-K, which we filed on January 6, 2000, June 19, 2000 and June 22, 2000 (File No. 1-13251);

    - the description of our common stock in our Form 8-A, which we filed on August 7, 1997 and amended on July 27, 1999 (File Number 1-13251), and any amendments or reports filed for the purpose of updating this description;

    - the description of our currently outstanding preferred stock in our form 8-A, which we filed on November 10, 1999 (File Number 1-13251); and

    - all documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before we sell all of the securities offered by this prospectus.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                              Corporate Secretary
                              USA Education, Inc.
                             11600 Sallie Mae Drive
                                Reston, VA 20193
                                 (703) 810-3000

    You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act . These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

    Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

    You should understand that the following important factors could cause our results to differ materially from those expressed in forward-looking statements:

    - changes in the terms of student loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in these laws and regulations that may reduce the volume, average term, costs and yields on education loans under the Federal Family Education Loan Program or result in loans being originated or refinanced under non-FFELP programs or affect the terms upon which banks and others agree to sell FFELP loans to us;

    - changes in the demand for educational financing or in financing preferences of educational institutions, students and their families, which could reduce demand for our products and services or increase our costs; and

    - changes in the general interest rate environment and in the securitization markets for education loans, which could increase the costs or limit the availability of financings necessary to originate, purchase or carry education loans.

                              USA EDUCATION, INC.

    We were formed in 1997 in connection with the reorganization of the Student Loan Marketing Association under the Student Loan Marketing Association Reorganization Act of 1996. Our principal business is financing and servicing education loans. We presently conduct a majority of this business through two wholly owned subsidiaries: Student Loan Marketing Association, a government-sponsored enterprise chartered by an act of Congress, and Sallie Mae Servicing Corporation, a Delaware corporation. We are the largest non-governmental source of financing and servicing for education loans in the United States.

    On July 31, 2000, under a purchase agreement with USA Group, Inc., USA Group Loan Services, Inc. and USA Group Guarantee Services, Inc., we purchased substantially all of the business of USA Group, including its guarantee servicing, student loan servicing and secondary market operations. As part of the transaction, we changed our name from SLM Holding Corporation to USA Education, Inc.

    Our principal executive offices are located at 11600 Sallie Mae Drive, Reston, VA 20193, and our telephone number is (703) 810-3000.

                                USE OF PROCEEDS

    Unless the applicable prospectus supplement states otherwise, we will use the net proceeds from the sale of the offered securities for general corporate purposes.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

    The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends for the five years ended December 31, 1999 and the six months ended June 30, 1999 and June 30, 2000.

                                                                                                                      SIX
                                                                                                                    MONTHS
                                                                                                                     ENDED
                                                                     YEARS ENDED DECEMBER 31,                      JUNE 30,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
Ratio of Earnings to Fixed Charges and Preferred
  Stock Dividends (1)................................    1.16       1.22       1.29       1.37       1.34       1.36       1.30
Ratio of Earnings to Fixed Charges (1)...............    1.16       1.23       1.29       1.38       1.34       1.36       1.30

------------------------

(1) For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges less preferred stock dividends. Fixed charges represent interest expense plus the estimated interest component of net rental expense.

                            SECURITIES WE MAY OFFER

TYPES OF SECURITIES

    The types of securities that we may offer and sell from time to time by this prospectus are:

    - debt securities, which we may issue in one or more series;

    - preferred stock, which we may issue in one or more series;

    - common stock;

    - warrants entitling the holders to purchase common stock, preferred stock or debt securities;

    - warrants or other rights relating to foreign currency exchange rates; or

    - warrants for the purchase or sale of debt securities of, or guaranteed by, the United States government or its agencies, units of a stock index or a stock basket or a commodity or a unit of a commodity index.

    The aggregate initial offering price of all securities we sell will not exceed $435,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

                             ADDITIONAL INFORMATION

    We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities that we may offer in the future. Each prospectus supplement will include the following information:

    - the type and amount of securities that we propose to sell;

    - the initial public offering price of the securities;

    - the names of the underwriters or agents, if any, through or to which we will sell the securities;

    - the compensation, if any, of those underwriters or agents;

    - information about securities exchanges or automated quotation systems on which the securities will be listed or traded;

    - any material United States federal income tax considerations that apply to the securities; and

    - any other material information about the offering and sale of the securities.

                         DESCRIPTION OF DEBT SECURITIES

    This section discusses debt securities we may offer under this prospectus.

    We may issue debt securities under one or more indentures, entered into between us and The Chase Manhattan Bank, New York, New York, as trustee, or another trustee we choose that is qualified to act as trustee under the Trust Indenture Act of 1939. The indentures will be governed by the Trust Indenture Act.

    The following is a summary of the indentures. It does not restate the indentures entirely. We urge you to read the indentures. The indentures will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may inspect them at the office of the trustee, or as described under the heading "Where You Can Find More Information." References below to an "indenture" are references to the applicable indenture under which we issue a particular series of debt securities.

TERMS OF THE DEBT SECURITIES

    Our debt securities will be unsecured obligations of USA Education, Inc. We may issue them in one or more series. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. We will provide a prospectus supplement for each series of debt securities that will describe:

    - the title of the debt securities and their CUSIP numbers;

    - any limit upon the aggregate principal amount of the series of debt securities;

    - the date or dates on which principal and premium, if any, of the debt securities will be payable;

    - if the debt securities will bear interest:

       - the interest rate on the debt securities or the method by which the interest rate may be determined;

       - the date from which interest will accrue;

       - the record and interest payment dates for the debt securities; and

       - any circumstances under which we may defer interest payments;

    - the place or places where:

       - we can make payments on the debt securities;

       - the debt securities can be surrendered for registration of transfer or exchange; and

       - notices and demands can be given to us relating to the debt securities and under the applicable indenture, and where notices to holders pursuant to the applicable indenture will be published;

    - any optional redemption provisions that would permit us or the holders of debt securities to elect to redeem the debt securities before their final maturity;

    - any sinking fund provisions that would obligate us to redeem the debt securities;

    - whether any of the debt securities are to be issuable as registered securities, bearer securities or both, whether debt securities are to be issuable with or without coupons or both and, if issuable as bearer securities, the date as of which the bearer securities will be dated (if other than the date of original issuance of the first debt security of that series of like tenor and term to be issued);

    - whether all or part of the debt securities will be issued in whole or in part as temporary or permanent global securities and, if so, the depositary for those global securities and a description of any book-entry procedures relating to the global securities;

    - if we issue temporary global securities, any special provisions dealing with the payment of interest and any terms relating to the ability to exchange interests in a temporary global security for interests in a permanent global security or for definitive debt securities;

    - the denominations in which the debt securities will be issued, if other than $1,000 or an integral multiple of $1,000 in the case of registered securities or $5,000 in the case of bearer securities;

    - the portion of the principal amount of debt securities payable upon a declaration of acceleration of maturity, if other than the full principal amount;

    - the currency or currencies in which the debt securities will be denominated and payable and, if a composite currency, any related special provisions;

    - any circumstances under which the debt securities may be paid in a currency other than the currency in which the debt securities are denominated and any related provisions;

    - the manner in which principal, premium and interest on debt securities will be determined if they are determined with reference to an index based upon a currency or currencies other than that in which the debt securities are denominated or payable;

    - any events of default that will apply to the debt securities in addition to those contained in the applicable indenture;

    - any additions or changes to the covenants contained in the applicable indenture and the ability, if any, of the holders to waive our compliance with those additional or changed covenants;

    - whether the provisions described below under the heading "--Defeasance" apply to the debt securities;

    - the identity of the security registrar and paying agent for the debt securities if other than the applicable trustee and

    - any other terms of the debt securities.

COVENANTS CONTAINED IN INDENTURES

    In the indenture, we promise not to create or guarantee any debt for borrowed money that is secured by a lien on the capital stock of our wholly owned subsidiary, Student Loan Marketing Association, unless we also secure the debt securities on an equal or priority basis with the other secured debt. Our promise, however, is subject to an important exception: we may secure debt for borrowed money with liens on that stock without securing the debt securities if our board of directors determines that the liens do not materially detract from or interfere with the then-present value or control of that stock.

    Except as noted above, the indenture does not restrict our ability to put liens on our interests in our subsidiaries other than Student Loan Marketing Association, and it does not restrict our ability to sell or otherwise dispose of our interests in any of our subsidiaries, including Student Loan Marketing Association.

    We are required to deliver to the trustee an annual statement as to our fulfillment of all of our obligations under the indenture.

CONSOLIDATION, MERGER OR SALE

    The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

    - the resulting or acquiring entity, if other than us, is organized and existing under the laws of a domestic jurisdiction and assumes all of our responsibilities and liabilities under the applicable indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture; and

    - immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists; and

    - we deliver to the trustee an officers' certificate and an opinion of counsel stating that the transactions comply with these conditions.

    If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and, except in the case of a lease of all or substantially all of our properties, we will be released from all our liabilities and obligations under the indenture and under the debt securities.

EVENTS OF DEFAULT AND REMEDIES

    An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

    - default for 30 days in payment of any installment of interest on any debt security of that series beyond any applicable grace period;

    - default in payment of the principal of or premium, if any, on any of the debt securities of that series when due;

    - default for 60 days after notice in the observance or performance of any other covenants in the indenture or applicable supplemental indenture relating to that series;

    - our bankruptcy, insolvency or reorganization; and

    - any other event of default provided with respect to debt securities of any series.

    The indenture will provide that the trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal, premium, if any, or interest, if any, with respect to a series of debt securities, if the trustee considers it in the interest of the holders of that series of debt securities to do so.

    The indenture will provide that if any event of default (other than our bankruptcy, insolvency or reorganization) has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of all series of debt securities then outstanding affected by any such event of default, acting together as a single class, may declare the principal amount of and all accrued but unpaid interest on all the debt securities of those series to be due and payable immediately. If our bankruptcy, insolvency or reorganization causes an event of default, the principal amount of and all accrued but unpaid interest on all series of debt securities that are affected by the event of default will be immediately due and payable without any declaration or action by the trustee or the holders. The holders of a majority in principal amount of the debt securities of all series then outstanding that are affected by an event of default, acting as a single class, by written notice to the trustee and to us, may waive any past default, other than any event of default in payment of principal or interest or in respect of an indenture provision that may be amended only with the consent of the holder of each affected debt security. Holders of a majority in principal amount of debt securities of any series affected by an event of default that were entitled to declare the event of default may rescind and annul the declaration and its consequences if the recission will not conflict with any judgment or decree for payment of money due that has been obtained by the trustee.

    The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to that series, subject to limitations specified in the indenture.

DEFEASANCE

    DEFEASANCE AND DISCHARGE. At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of that indenture. If we so provide, we will be discharged from our obligations on the debt securities of that series if:

    - we deposit with the trustee, in trust, sufficient money or, if the debt securities of that series are denominated and payable in U.S. dollars only, eligible instruments, to pay the principal, any interest, any premium and any other sums due on the debt securities of that series, such as sinking fund payments, on the dates the payments are due under the indenture and the terms of the debt securities;

    - we deliver to the trustee an opinion of counsel that states that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if no deposit had been made; and

    - if the debt securities of that series are listed on any domestic or foreign securities exchange, the debt securities will not be delisted as a result of the deposit.

    When we use the term "eligible instruments" in this section, we mean monetary assets, money market instruments and securities that are payable in dollars only and are essentially risk free as to collection of principal and interest, including:

    - direct obligations of the United States backed by the full faith and credit of the United States; or

    - any obligation of a person controlled or supervised by and acting as an agency or instrumentality of the United States if the timely payment of the obligation is unconditionally guaranteed as a full faith and credit obligation by the United States.

    In the event that we deposit money and/or eligible instruments in trust and discharge our obligations under a series of debt securities as described above, then:

    - the indenture will no longer apply to the debt securities of that series; but certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to replace lost, stolen or mutilated debt securities, to maintain paying agencies and the trust funds and to pay additional amounts, if any, required as a result of U.S. withholding taxes imposed on payments to non-U.S. persons will continue to apply; and

    - holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and any interest on the debt securities of that series.

    DEFEASANCE OF COVENANTS AND EVENTS OF DEFAULT. At the time that we establish a series of debt securities under the applicable indenture, we can provide that the debt securities of that series are subject to the covenant defeasance provisions of that indenture. If we so provide and we make the deposit and deliver the opinion of counsel described above in this section under the heading "--Defeasance and Discharge" we will not have to comply with any covenant we designate when we establish the series of debt securities.

    In the event of a covenant defeasance, our obligations under the applicable indenture and the debt securities, other than with respect to the covenants specifically referred to above, will remain in effect.

    If we exercise our option not to comply with any covenant and the debt securities of the series become immediately due and payable because an event of default has occurred, other than as a result of an event of default related to a covenant that is subject to defeasance, the amount of money and/or eligible instruments on deposit with the applicable trustee will be sufficient to pay the principal, any interest, any premium and any other sums, due on the debt securities of that series, such as sinking fund payments, on the date the payments are due under the applicable indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of acceleration. We would remain liable, however, for the balance of the payments.

REGISTRATION AND TRANSFER

    Unless we indicate otherwise in the applicable prospectus supplement, we will issue debt securities only as registered securities without coupons. Debt securities that we issue as bearer securities will have interest coupons attached, unless we indicate otherwise in the applicable prospectus supplement.

    With respect to registered securities, we will keep or cause to be kept a register in which we will provide for the registration of registered securities and the registration of transfers of registered securities. We will appoint a "security registrar," and we may appoint any "co-security registrar," to keep the security register.

    Upon surrender for registration of transfer of any registered security of any series at our office or agency maintained for that purpose in a place of payment for that series, we will execute one or more new registered securities of that series in any authorized denominations, with the same aggregate principal amount and terms. At the option of the holder, a holder may exchange registered securities of any series for other registered securities of that series, or bearer securities (along with all necessary related coupons) of any series for registered securities of the same series. Registered securities will not be exchangeable for bearer securities in any event.

    We will agree in the indenture that we will maintain in each place of payment for any series of debt securities an office or agency where:

    - any debt securities of each series may be presented or surrendered for payment;

    - any registered securities of that series may be surrendered for registration of transfer;

    - debt securities of that series may be surrendered for exchange or conversion; and

    - notices and demands to or upon us in respect of the debt securities of that series and the indenture may be served.

    We will not charge holders for any registration of transfer or exchange of debt securities. We may require holders to pay for any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange, other than exchanges expressly provided in the indenture to be made at our own expense or without expense or without charge to the holders.

GLOBAL SECURITIES

    We may issue debt securities of a series, in whole or in part, in the form of one or more global securities, registered in the name of Cede & Co., the nominee of The Depository Trust Company, New York, New York, unless the prospectus supplement describes another depositary or states that no global securities will be issued. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole by:

    - DTC to its nominee;

    - DTC's nominee to the depositary or another nominee of the depositary; or

    - DTC or any nominee to a successor depositary or any nominee of that successor.

    Upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the principal amount of the securities represented by the global security to accounts of institutions that have accounts with DTC. Institutions that have accounts with DTC are referred to as "participants." The accounts to be credited will be designated by the agents, or by us if we sell the securities directly. Owners of beneficial interests in a global security that are not participants or persons that may hold through participants but desire to purchase, sell or otherwise transfer ownership of the securities by book-entry on the records of DTC may do so only through participants and persons that may hold through participants. Because DTC can only act on behalf of participants and persons that may hold through participants, the ability of an owner of a beneficial interest in a global security to pledge securities to persons or entities that do not participate in the book-entry and transfer system of DTC, or otherwise take actions in respect of the securities, may be limited. In addition, the laws of some states require that some purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair a purchaser's ability to transfer beneficial interests in a global security.

    So long as DTC, or its nominee, is the registered owner of a global security, DTC or its nominee will be considered the sole owner or holder of the securities represented by the global security for all purposes under the indenture. Generally, owners of beneficial interest in a global security will not be entitled to have securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture.

    Principal and interest payments on securities registered in the name of DTC or its nominee will be made to DTC or its nominee as the registered owner of a global security. Neither we, the trustee, any paying agent nor the security registrar will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

    We expect that DTC, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of a global security as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in a global security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name," and will be the responsibility of such participants. Owners of beneficial interests in a global security that hold through DTC under a book-entry format (as opposed to holding certificates directly) may experience some delay in the receipt of interest payments since DTC will forward payments to its participants, which in turn will forward them to persons that hold through participants.

    If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us or DTC within ninety days, we will issue securities in definitive registered form in exchange for a global security. In addition, either we or DTC may at any time, in our sole discretion, determine not to have the securities represented by a global security and, in that event, we will issue securities in definitive registered form in exchange for the global security. In either instance, an owner of a beneficial interest in a global security will be entitled to have securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of the securities in definitive form.

    DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom own DTC. Access to DTC's book-entry system is also available to others, including banks, brokers, dealers and trust companies, that clear through or maintain a custodian relationship with a participant, whether directly or indirectly.

PAYMENT AND PAYING AGENTS

    Unless we indicate otherwise in a prospectus supplement:

    - we will maintain an office or agency in each place of payment for any series of debt securities where debt securities of that series may be presented or surrendered for payment; we may also from time to time designate one or more other offices or agencies where debt securities of one or more series may be presented or surrendered for payment and may appoint one or more paying agents for the payment of debt securities, in one or more other cities, and may from time to time rescind these designations and appointments;

    - at our option, we may pay any interest by check mailed to the address of the person entitled to payment as that address appears in the applicable security register kept by us or by wire transfer; and

    - we will pay any installment of interest on registered securities to the person in whose name the debt security is registered at the close of business on the regular record date for that payment.

    The holder of any coupon relating to a bearer security will be entitled to receive the interest payable on that coupon upon presentation and surrender of the coupon on or after the interest payment date of the coupon. We will not make payment with respect to any bearer security at any of our offices or agencies in the United States, by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

MODIFICATION AND AMENDMENT

    Some of our rights and obligations and some of the rights of holders of the debt securities may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of all series of debt securities affected by the modification or amendment, acting as one class. The following modifications and amendments, however, will not be effective against any holder without its consent:

    - a change in the stated maturity date of any payment of principal or interest;

    - a reduction in payments due on the debt securities;

    - a change in the place of payment or currency in which any payment on the debt securities is payable;

    - a limitation of a holder's right to sue us for the enforcement of payments due on the debt securities;

    - a change in the ranking or priority of any debt securities;

    - a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the applicable indenture or required to consent to a waiver of compliance with certain provisions of the applicable indenture or past defaults under the applicable indenture;

    - a reduction in the requirements contained in the applicable indenture for quorum or voting;

    - a limitation of a holder's right, if any, to repayment of debt securities at the holder's option; and

    - a modification of any of the foregoing requirements contained in the applicable indenture.

CONCERNING THE TRUSTEE

    The Chase Manhattan Bank, the trustee, provides and may continue to provide various services to us in the ordinary course of its business. The indenture will contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in specified cases or to realize on property received in respect of any claim as security or otherwise. The indenture will permit the trustee to engage in other transactions; but if it acquires any conflicting interest, it must eliminate the conflict or resign.

    The indenture will provide that in case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

    The laws of the State of New York will govern the indenture and the debt securities.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock is 250,000,000 shares of common stock, $.20 par value, and 20,000,000 shares of preferred stock, $.20 par value. As of June 30, 2000, 155,203,848 shares of our common stock and 3,300,000 shares of our preferred stock were outstanding.

COMMON STOCK

    We are registering shares of our common stock primarily to preserve our flexibility to deliver or sell shares of our common stock in connection with the settlement of privately negotiated equity forward purchase contracts. We may also issue common stock upon conversion, exercise or exchange of any debt securities, preferred stock or warrants.

    Our common stock is described in our registration statement on Form 8-A, which we filed with the SEC on August 7, 1997, as amended by our Form 8-A/A, which we filed with the SEC on July 27, 1999. These documents are incorporated by reference into this prospectus.

    We will distribute a prospectus supplement with regard to each issue of common stock. Each prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement and any general terms outlined in our Form 8-A, as amended, that will not apply to that common stock.

PREFERRED STOCK

    We may issue preferred stock in one or more series with any rights and preferences that may be authorized by our board of directors. Our currently outstanding preferred stock is described in our registration statement on Form 8-A, which we filed with the SEC on November 10, 1999 and which is incorporated by reference into this prospectus.

    We will distribute a prospectus supplement with regard to each particular series of preferred stock. Each prospectus supplement will describe, as to the series of preferred stock to which it relates:

    - the title of the series of preferred stock;

    - any limit upon the number of shares of the series of preferred stock that may be issued;

    - the preference, if any, to which holders of the series of preferred stock will be entitled upon our liquidation;

    - the date or dates, if any, on which we will be required or permitted to redeem the preferred stock;

    - the terms, if any, on which we or holders of the preferred stock will have the option to cause the preferred stock to be redeemed or purchased;

    - the voting rights, if any, of the holders of the preferred stock;

    - the dividends, if any, that will be payable with regard to the series of preferred stock, which may be fixed dividends or participating dividends, and may be cumulative or non-cumulative;

    - the right, if any, of holders of the preferred stock to convert it into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

    - any provisions by which we will be required or permitted to make payments to a sinking fund to be used to redeem preferred stock, or a purchase fund to be used to purchase preferred stock; and

    - any other material terms of the preferred stock.

    Any or all of these rights may be greater than the rights of the holders of common stock.

    Our board of directors, without shareholder approval, may issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. The terms of the preferred stock that might be issued could conceivably prohibit us from:

    - consummating a merger;

    - reorganizing;

    - selling substantially all of our assets;

    - liquidating; or

    - engaging in other extraordinary corporate transactions without shareholder approval.

    Preferred stock could therefore be issued with terms calculated to delay, defer or prevent a change in our control or to make it more difficult to remove our management. Our issuance of preferred stock may have the effect of decreasing the market price of the common stock.

                            DESCRIPTION OF WARRANTS

    We may issue:

    - warrants for the purchase of debt securities, preferred stock, common stock or units of two or more of these types of securities;

    - currency warrants, which are warrants or other rights relating to foreign currency exchange rates; or

    - index warrants, which are warrants for the purchase or sale of debt securities of, or guaranteed by, the United States government or its agencies, units of a stock index or a stock basket or a commodity or a unit of a commodity index.

    Warrants may be issued independently or together with debt securities, preferred stock or common stock, and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of warrants or beneficial owners of warrants.

    We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe:

    - in the case of warrants to purchase debt securities, the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of the warrants, and the price at which you may purchase the debt securities upon exercise;

    - in the case of warrants to purchase preferred stock, the designation, number of shares, stated value and terms, such as liquidation, dividend, conversion and voting rights, of the series of preferred stock purchasable upon exercise of the warrants, and the price at which you may purchase shares of preferred stock of that series upon exercise;

    - in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon the exercise of the warrants and the price at which you may purchase shares of common stock upon exercise;

    - in the case of currency warrants, the designation, aggregate principal amount, whether the currency warrants are put or call currency warrants or both, the formula for determining any cash settlement value, exercise procedures and conditions, the date on which your right to exercise the currency warrants commences and the date on which your right expires, and any other terms of the currency warrants;

    - in the case of index warrants, the designation, aggregate principal amount, the procedures and conditions relating to the exercise of the index warrants, the date on which your right to exercise the index warrants commences and the date on which your right expires, the national securities exchange on which the index warrants will be listed, if any, and any other material terms of the index warrants;

    - in the case of warrants to purchase units of two or more securities, the type, number and terms of the units purchasable upon exercise of the warrants and the price at which you may purchase units upon exercise;

    - the period during which you may exercise the warrants;

    - any provision adjusting the securities that may be purchased on exercise of the warrants, and the exercise price of the warrants, to prevent dilution or otherwise;

    - the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

    - any other material terms of the warrants.

    Unless we provide otherwise in the applicable prospectus supplement, warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only, and will be issued in registered form only. The exercise price for warrants will be subject to adjustment as described in the applicable prospectus supplement.

    Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the securities purchasable upon exercise, including:

    - in the case of warrants for the purchase of debt securities, the right to receive payments of principal of or any premium or interest on the debt securities purchasable upon exercise, or to enforce covenants in the applicable indenture; or

    - in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                              PLAN OF DISTRIBUTION

    We may sell any of the securities being offered by this prospectus separately or together:

    - through agents;

    - to or through underwriters;

    - through dealers;

    - through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

    - in exchange for our outstanding indebtedness;

    - directly to purchasers, through a specific bidding, auction or other process; or

    - through a combination of any of these methods of sale.

    If the securities offered under this prospectus are issued in exchange for our outstanding securities, the applicable prospectus supplement will describe the terms of the exchange, and the identity and the terms of sale of the securities offered under this prospectus by the selling security holders.

    The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices that may be changed, at market prices prevailing at the time of sale or prices related to prevailing market prices or at negotiated prices.

    Agents designated by us from time to time may solicit offers to purchase the securities. We will name any agent involved in the offer or sale of the securities and set forth any commissions payable by us to an agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an "underwriter" of the securities as that term is defined in the Securities Act.

    If we utilize an underwriter or underwriters in the sale of securities, we will execute an underwriting agreement with the underwriter or underwriters at the time we reach an agreement for sale. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. This compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of securities. We will describe any of these activities in the prospectus supplement.

    If a dealer is utilized in the sale of the securities, we or an underwriter will sell securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

    We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any direct sales, including the terms of any bidding or auction process, if utilized.

    Agreements we enter into with agents, underwriters and dealers may entitle them to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of these liabilities. The prospectus supplement will describe the terms and conditions of indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates, may be our customers, or engage in transactions with or perform services for us and our subsidiaries in the ordinary course of business.

    No securities may be sold under this prospectus without delivery (in paper format, in electronic format on the Internet, or both) of the applicable prospectus supplement describing the method and terms of the offering.

                                 LEGAL MATTERS

    Marianne M. Keler, Esq., who is our Senior Vice President and General Counsel, or another of our lawyers, will issue an opinion about the legality of the securities offered by this prospectus. Ms. Keler owns shares of our common stock and holds stock options and stock-based awards under our compensation and management incentive plans. She may receive additional awards under these plans in the future. Certain legal matters will be passed upon for any underwriters or agents by Cadwalader, Wickersham & Taft, Washington, DC. Cadwalader, Wickersham & Taft represents us in other legal matters.

                                    EXPERTS

    The audited financial statements and schedules included in our annual report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               -----------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                              Page
                                            --------
Where You Can Find More Information.......     S-2
Offering Summary..........................     S-4
Summary Selected Financial Data...........     S-5
USA Education, Inc........................     S-6
Recent Developments.......................     S-8
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................     S-9
Use of Proceeds...........................    S-22
Capitalization............................    S-23
Selected Financial Data...................    S-24
Description of Senior Notes...............    S-25
Underwriting..............................    S-27
Experts...................................    S-28
Legal Matters.............................    S-28
Forward-Looking Statements................    S-28

                Prospectus

About this Prospectus.....................       2
Where You Can Find More Information.......       2
Forward-Looking Statements................       3
USA Education, Inc........................       4
Use of Proceeds...........................       4
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends...............       4
Securities We May Offer...................       4
Additional Information....................       5
Description of Debt Securities............       5
Description of Capital Stock..............      13
Description of Warrants...................      14
Plan of Distribution......................      16
Legal Matters.............................      17
Experts...................................      17

                                  $

                              USA EDUCATION, INC.

                  (formerly known as SLM Holding Corporation)

                            Senior Notes due
                                ----------------

                             PROSPECTUS SUPPLEMENT

                                ----------------

                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

         BANC ONE CAPITAL MARKETS, INC. BANK OF AMERICA SECURITIES LLC

                           CREDIT SUISSE FIRST BOSTON

                           FIRST UNION NATIONAL BANK

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